ENERGY FOCUS, INC.
(Formerly FiberStars, Inc.)
32000 Aurora Road
Solon, OH 44139
Telephone: 440.715.1300

September 21, 2007

Ms. Angela J. Crane
Division of Corporate Finance
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-0306

RE:	Energy Focus, Inc. (formerly FiberStars, Inc.)
Questions related to Form 10-K for the fiscal year ended December 31, 2006
Filed March 16, 2007
File No. 0-24230

Dear Ms. Crane:

On behalf of Energy Focus, Inc. (formerly FiberStars, Inc.), I am responding to your letter dated September 4, 2007 regarding inquiries you had related to the above-referenced 10-K for the fiscal year ended December 31, 2006.

Revenue Recognition, Page F-8:

Question 1 - We note you recognize revenue upon shipment to distributors. We also note that your distributors have rights of return, including exchange rights for unsold products. Please describe the significant terms of your agreement with distributors, including payment, return, exchange and other significant matters. Explain and support why you believe it is appropriate to recognize revenue upon shipment of product to distributors. Specifically address each requirement of paragraph 6 - 8 of FAS 48 in your response.

Answer - For product shipments, Energy Focus, Inc. is properly recognizing revenue at the time of shipment to distributors based upon the fact patterns listed below:

1.
Fixed Price - Energy Focus’s price to the buyer is based upon an agreed to price in advance of the products being products and shipped. The buyer must forward a written purchase order to Energy Focus which is agreed to by Energy Focus. Thus, the seller’s price to buyer is fixed at the date of sale.

2.
Non-contingent - All sales made by Energy Focus to its customer base are not tied to that customer(s) resale of the product. Energy Focus sells to the customer based solely upon that customer’s issuance of a purchase order. No successive sale by that customer of the product is legally linked to the customer payment to Energy Focus.

3.
Risk of Loss - Standard terms of sale contain shipping terms of F.O.B. Energy Focus, Inc. location. Terms and conditions clearly stipulate that the customer bears the financial risk of damage in the event that the product is damaged in transit. This policy is consistently stated throughout the company.

4.
Consequential Sale - Energy Focus, Inc. has no subsequent obligation to directly facilitate the resale of the product by the buyer. There are no“guaranteed sale” provisions offered by Energy Focus to its customer base either in the form of proactive marketing initiatives which are required to be made on behalf of that customer OR in the form of “automatic” return provisions which allow the customer to return the product in the event that the product does not sell within a defined time frame.

5.
Return Provisions - As stated in item 4 above, Energy Focus terms and conditions do NOT authorize the automatic return of product which does not sell within a defined time frame. Energy Focus does warrant its product against defects or workmanship issues. However, the warranty terms and conditions indicate that Energy Focus has the sole right to determine whether the product will be repaired (at Energy Focus cost) or returned. In the event a customer wishes to return a product to Energy Focus, that customer must request and receive an Energy Focus Returned Goods Authorization (“RGA”) number.

6.
Accounting for Sales Returns - Energy Focus incorporates an estimate for total sales returns within its financial statements which is comprised of two items: 1) specifically identified approved returns, and 2) a reserve for potential future sales returns based upon actual historical return patterns. This reserve calculation is prepared using average actual return experiences rates over the prior three years. Further, the composition of the company’s revenues remained relatively homogeneous in terms of both customer demographics and market channels from 2005 to 2006. Thus, Energy Focus believes that its December 31, 2006 reserve balance is reasonable. Additionally, Energy Focus terms and conditions do NOT authorize the automatic return of product which does not sell within a defined time frame. All return requests from a customer, whether a distributor or end-use customer, must be requested and approved as evidenced by an Energy Focus Returned Goods Authorization (“RGA”) number.

Question 2 - In addition, we note that you use the word generally in several instances when describing your accounting policy for revenue recognition. Please revise the note in future filings to include clear descriptions of your accounting policies which set forth the accounting you follow for each type of transaction you undertake, including those transactions you may not encounter frequently.

Answer - Energy Focus, Inc. will ensure that future revenue footnotes are more concise and descriptive as to the accounting policies. However, our policies related to revenue recognition are as follows:

1.	Revenues from product sales - are recognized at the time of shipment based upon standard shipping terms of “F.O.B. Shipping Point.”
2.	Revenues from product sales which incorporate specifically defined installation services - Where product sales are segregated from installation services at their fair values as required by EITF 00-21.
a.	Revenues associated with the product sales are recognized at the time of shipment based upon standard shipping terms of “F.O.B. Shipping Point.”
b.	Revenues associated with the installation services are recognized upon the completion of the installation.
3.
Revenues derived from design, integration and installation services (where product sales are not incorporated into the contract) - Revenues are recognized using the percentage-of-completion method. Revenue is recognized using the ratio of labor costs incurred to the total final estimated labor costs associated with that project.

Research and Development, Page F-9:

Question 3 - We note that you entered into a research and development contract with DARPA, which calls for gross payments of $7.8 million to the company over three years based on achievement of various research and development milestones. We also note that the company recognized $1,979,000 in “revenue” for deliveries made in 2006. Please reconcile this disclosure with page 25, which states “funds received under government contracts are recorded as a credit to research and development expense”. Revise future filings to clarify.

Answer - During calendar year 2006, Energy Focus, Inc. engaged in both specific product sales to the US government as well as contractually-based research and development.

Government cash receipts recorded as Revenues - Energy Focus, Inc. recorded revenues of $1,979,000 in product sales made to the US Navy in 2006. These revenues were recognized based upon the recognition policies as discussed in the answer to Question 1 above and was based upon a contract between DARPA (on behalf of the US Navy) and Energy Focus in December, 2005. This contract called for the delivery and installation of specific products supplied by Energy Focus, Inc. into three (3) US Navy vessels. The obligations of this contract contained no research and development activity but rather related solely to the delivery and installation of lighting systems into the specified ships. While the contract was arranged thru DARPA, the contract was approved by the US Navy and had to meet US Navy product specifications. These “revenues” are in addition to, and separate from the Research and Development credits discussed on Pages 28 and F-9.

Government cash receipts recorded as reductions to Research and Development Expenses - Beyond the product-based revenues discussed above, Energy Focus continued with its numerous research and development activities as specified by DARPA and Department of Energy (“DOE”) projects. These contracts were finalized in December, 2002 with research and development commencing in 2003 and were for the development of new lighting technologies. The funds received from these projects were based upon the achievement of specific, non-product oriented milestones. Achievement of the milestones would be accompanied by the delivery of a written report to the contracting agency indicating status of the project and results from the research and development activity to date. This research and development work was not guaranteed to deliver a product meeting the contracting agency’s technical specifications. The commentary supplied in pages 28 and F-9 refer solely and specifically to research and development activities performed for which there were no production-related deliverables supplied. Rather the funds paid were for the reimbursement of labor, materials and outside contracting associated with the completion of the required research and development contract.

Based upon the above, I trust that I have addressed your inquiries to your satisfaction. Further, Energy Focus, Inc. will revise future filings to ensure clarity of our accounting policies and procedures in these areas highlighted by your inquiry. However, please also note that we acknowledge the following:

1.	Energy Focus, Inc. is responsible for the adequacy and accuracy of its disclosures in its filings;
2.	Division of Corporation Finance staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing, and;
3.	Energy Focus, Inc. cannot assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please don’t hesitate to contact Energy Focus, Inc. if we may be of further assistance. In this regard, I would request that any further questions or comments regarding this inquiry or the 10-K be directed to the undersigned or John Davenport, the Company’s Chief Executive Officer, at (440) 715-1260.

Sincerely,

Nicholas G. Berchtold
Vice President, Finance and Chief Financial Officer
Energy Focus, Inc.
Solon, OH 44139
(Work) 440-715-1255
(Cell) 330-808-1683
nberchtold@energyfocusinc.com